VIA EDGAR

March 5, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Cecilia Blye

Re:	Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed October 30, 2012
File No. 1-34448

Dear Ms. Blye:

On behalf of Accenture plc (“Accenture” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pierre Nanterme, dated February 5, 2013. To assist your review, we have retyped the text of the Staff’s comment below.

General

1.
In your letters to us dated February 13, 2009 and March 13, 2009, you said that at least since 2008 you had generated revenues in connection with engagements involving Iran, Sudan, and Syria. Your Form 10-K does not include disclosure regarding operations associated with Iran, Sudan, and Syria. As you know, Iran, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note also references on page 24 to operations by two of your operating groups in Latin America, a region that can be understood to include Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and asset controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, Syria, and Cuba, whether through direct or indirect arrangements, since the referenced letters. Your response should describe any technology or services you have provided or intend to provide into Iran, Sudan, Syria, and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Although Accenture’s clients are located in many countries, and its clients have international operations, the Company does not pursue clients incorporated or headquartered in Cuba, Iran,

Sudan or Syria. Moreover, consistent with the letters submitted by Accenture in response to Staff comments in February and March 2009 (the “2009 Letters”), Accenture confirms that:

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To its knowledge, the Company does not have any clients incorporated or headquartered in Cuba, Iran, Sudan or Syria. In addition, to its knowledge, the Company has not had any such clients since the Company submitted the 2009 Letters.

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The Company does not have any agreements, commercial arrangements or other contacts with agencies or departments of the governments of Cuba, Iran, Sudan or Syria. In addition, the Company has not had any such agreements, commercial arrangements or other contacts since the Company submitted the 2009 Letters.

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To its knowledge, the Company does not have any agreements, commercial arrangements or other contacts with entities that are owned or controlled by agencies or departments of the governments of Cuba, Iran, Sudan or Syria. In addition, to its knowledge, the Company has not had any such agreements, commercial arrangements or other contacts since the Company submitted the 2009 Letters.

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The Company has no subsidiaries, affiliates or offices of any kind in Cuba, Iran, Sudan or Syria and has not operated any subsidiaries, affiliates or offices in these countries since the Company submitted the 2009 Letters.

The Company does not anticipate any changes to the key facts outlined above.

The Company takes very seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining strict compliance with applicable export control and economic sanctions laws and regulations and has in place comprehensive policies and procedures in this regard. The Company has allocated significant resources to design, implement and maintain a robust compliance program specific to the Company’s U.S. and non-U.S. activities. To that end, the Company maintains compliance personnel in the United States and elsewhere to oversee and enforce the export compliance program. Export compliance personnel also, for example, perform training and outreach functions, develop the Company’s trade compliance policies and procedures, provide trade compliance support across the Company and review commercial agreements for compliance with applicable trade control laws.

The Company provides global management consulting, technology and outsourcing services. Accenture provides a broad range of services to its clients, including helping multinational companies improve operational performance, deliver their products and services more effectively and efficiently, and grow their businesses in existing and new markets. In addition, Accenture provides a broad range of enterprise-wide services to its global clients, including the management of clients’ IT infrastructure capabilities, the provision of application and business process outsourcing services, database and application hosting, and IT support services. The Company, through certain U.S. and non-U.S. subsidiaries and affiliates, provides goods and services to U.S. and non-U.S. organizations that might conduct limited activities involving Cuba, Iran, Sudan or Syria. To the extent the Company is or becomes aware that its clients maintain operations related to Cuba, Iran, Sudan or Syria, and that such operations will be involved in the receipt of goods or services from the Company, directly or indirectly, the Company reviews the activities under applicable laws and takes steps to ensure compliance with applicable laws, including determining whether its activities might require prior U.S. government authorization, qualify for an exception or otherwise require guidance from the U.S. government.

In the context of its overall business operations, the Company’s activities involving Cuba, Iran, Sudan and Syria are limited and, accordingly, do not pose a material, associated reputational risk and do not constitute a material investment risk to its security holders. Revenues associated with the Company’s provision of goods and/or services that directly or indirectly relate to the referenced countries totaled less than $1 million in each of fiscal years 2009 through 2012. On the other hand, total net revenues of the Company were between $21.6 billion and $27.9 billion in each of fiscal years 2009 through 2012. Accordingly, revenues associated with the Company’s provision of goods and/or services involving the referenced countries represented less than 0.005% of the Company’s total net revenues in each fiscal year during this time period. The revenues noted above were not, in any circumstance, generated in connection with engagements specific to one or more of the referenced countries. Rather, the Company’s activities were incidental or ancillary to larger engagements with multinational organizations that conduct limited activities related to one or more of the referenced countries.

To date, the Company has not received any inquiries, complaints or shareholder proposals from its investors relating to the Company’s limited activities that may relate to any of the referenced countries. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, the Company does not believe that its limited activities that may relate to the referenced countries has had any impact on its share price.

The Company has analyzed its activities involving Cuba, Iran, Sudan and Syria from both a qualitative and quantitative standpoint, and, for the reasons discussed in this letter, the Company does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint. In addition, the Company does not believe that a reasonable investor would deem additional information about the Company’s activities relating to Cuba, Iran, Sudan or Syria important in making an investment decision. Accordingly, the Company has not included such information in its periodic filings.

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call Joel Unruch at 312-693-0015 or the undersigned at 703-947-5400 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC, represented by its duly authorized signatory

/s/ Julie Sweet
By: Julie Sweet

cc:	Pierre Nanterme, Accenture
Pamela J. Craig, Accenture
Anthony G. Coughlan, Accenture
Joel Unruch, Accenture
A.J. Kess, Simpson Thacher & Bartlett LLP

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